LML PAYMENT SYSTEMS

NEWS RELEASE
Exhibit 20.1

LML REPORTS BANK OF AMERICA AND CHECKFREE AGREEMENT

VANCOUVER, BC and ORLANDO, FL., April 29, 2003 - LML Payment Systems Inc. (Nasdaq: LMLP) is pleased to announce Bank of America (NYSE: BAC) announced yesterday that it will begin offering Accounts Receivable Conversion, or "ARC", services. The Bank of America ARC solution is powered by CheckFree Corporation's (Nasdaq: CKFR) PEP+ reACH software, and represents the first industry offering that allows corporations to take advantage of ARC benefits without significant up-front costs or cumbersome software installations. On December 11, 2002, Checkfree and LML announced a partnership through which LML will provide key technology for CheckFree's ARC check conversion strategy

ARC services allow corporations that receive high volumes of paper check payments to convert those items into electronic transactions that can be processed through the ACH payment network. Benefits to the corporation include improved processing efficiencies, faster funds availability and higher collection rates. Corporate treasurers and retail lockbox and credit card managers can lower transaction processing costs, reduce manual handling, and streamline operations.

"The benefit of letting Bank of America handle ARC conversion at the bank is that companies can enjoy the efficiencies of processing ARC transactions without having to invest in the software, hardware, and additional personnel required by all other ARC models that are currently available," said Peter D. Wheeler, senior vice president, Receipts Product Management for Bank of America. "In turn, we have the opportunity to add value to these types of services. Clients need only transmit a file of raw check MICR data, and we will do the conversion at the bank -- where ACH processing occurs, and where returned items can be managed efficiently and accurately."

The Bank of America solution is unique in increasing successful conversion and minimizing returns. From the first day of conversion, the check MICR file content is improved to deliver an optimal conversion rate because the client's check file is matched against a proprietary database of ACH-approved transactions. The higher successful conversion rate results in fewer returns. A lower return rate minimizes costs, particularly when processing higher volumes. Additionally, Bank of America offers same-day availability for items drawn on Bank of America. Since one out of every four households maintains an account with Bank of America, there is real benefit to the corporate biller in the Bank of America solution.

The CheckFree PEP+ reACH product has a number of advantages, including:

* A valuable CheckFree database of ACH-approved transactions built since 1987 by routing bill payments to nearly every bank in the country. This database is many times the size of any other commercially available database and will result in clients experiencing minimal return rates from Day 1 of using the service.

* Market-leading MICR parsing from LML Payments, a leading provider of check conversion technology.

* Vendor independence by requiring only a feed of unparsed MICR data, which can be generated by most Remittance Processing Systems today.

* Full integration with CheckFree's PEP+ system for processing ACH payments. PEP+ is the processing engine for 39 of the top 50 largest ACH originators.

"Bank of America challenged us to build an ARC product that responded to their customers' desire to implement an ARC solution quickly, inexpensively, and without threatening to disrupt their operations," said Denny Oswalt, senior vice president and general manager of CheckFree ACH Solutions. "CheckFree PEP+ reACH will accomplish that goal while taking full advantage of the robust returns capabilities in our widely used PEP+ software."

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About Bank of America Global Treasury Services

The Global Treasury Services (GTS) division of Bank of America provides integrated working capital management and treasury solutions to clients that include multi-nationals, correspondent banks, governments and global 1000 businesses. GTS services include treasury management, trade finance, foreign exchange, short-term credit facilities and short-term investing. Bank of America GTS is the number one treasury and trade services provider in the United States. Unique to Bank of America, the GTS Global Banking System (GBS) is the only common technology platform for offshore banking functions, providing global support to over 500 units in 40 locations with over 2,500 users.

Bank of America stock (ticker: BAC) is listed on the New York, Pacific and London stock exchanges. The company's Web site is www.bankofamerica.com. News, speeches and other corporate information may be found at www.bankofamerica.com/newsroom.

About CheckFree (www.checkfreecorp.com)

CheckFree (Nasdaq: CKFR) is the leading provider of financial electronic commerce services and products. Founded in 1981 and celebrating its 22nd year in e-commerce, CheckFree is comprised of three divisions: Electronic Commerce, Software, and Investment Services. CheckFree launched the first fully integrated electronic billing and payment solution in 1997. In the quarter ended March 31, 2003, about 9 million consumers initiated online payments through services offered by CheckFree's Electronic Commerce division. The company has multi-year contracts with 277 of the nation's top billers to provide online billing and payment through 842 financial services organizations, including banks, brokerage firms, Internet portals and content sites and personal financial management (PFM) software. CheckFree Investment Services provides a broad range of investment management services to thousands of financial institutions nationwide. The division's clients manage more than 1.2 million portfolios totaling more than $500 billion in assets.

CheckFree's Software division provides solutions through three operating units: CheckFree ACH Solutions, CheckFree Financial and Compliance Solutions (CFACS), and CheckFree i-Solutions. CheckFree ACH Solutions provides software and services that are used to process more than two-thirds of the nation's eight billion Automated Clearing House payments, while CFACS provides reconciliation and compliance software and services to more than 400 organizations in the banking, brokerage, utility, retail, insurance and credit card industries, among others. CheckFree i-Solutions is the leading provider of e-billing and e-statement software and services for both business-to- consumer and business-to-business applications, with more billers as clients than all of its competitors have combined.

About LML Payment Systems Inc. (www.lmlpayment.com)

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528 and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
Patrick H. Gaines	Investor Relations
President and CEO	(800) 888-2260
(604) 689-4440

LML PAYMENT SYSTEMS INC. Suite 1680 - 1140 West Pender Street Vancouver BC V6E 4G1
TEL 604.689.4440 FAX 604.689.4413 www.lmlpayment.com